UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:
Name:  Prophecy Alpha Fund I
Address of Principal Business Office (No. & Street, City, State, Zip Code):

116 S Franklin Street
Rocky Mount, NC 27802
Telephone Number (including area code):  252-972-9922
Name and address of agent for service of process:

Paracorp Incorporated
2140 S Dupont Highway
Camden, Delaware 19934

Check Appropriate Box:
Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES [X]    NO [   ]
SIGNATURES
Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf of the city of Rocky Mount and state of North Carolina on the 15th day of October 2014 .

PROPHECY ALPHA FUND I
BY  /s/ Matthew J. Beck
Matthew J. Beck
Sole Trustee
Attest: /s/ Cassandra Lower
Cassandra Lower
Legal Assistant